UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-A
___________________________
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)

Indiana	27-2935063
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12420 Stonebridge Road Roanoke, Indiana (Address of principal executive offices)	46783 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) or (e), check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1. Description of the Registrant’s Securities to Be Registered.

On October 10, 2024, the Board of Directors (the “Board”) of Vera Bradley, Inc., an Indiana corporation (the ”Company”), adopted a shareholder rights plan and declared a dividend of one right (a “Right”) in respect of each of the Company’s issued and outstanding shares of common stock (“Common Stock”). The dividend is payable to the shareholders of record at the close of business on October 21, 2024 (the “Record Date”). The terms of the Rights are set forth in the Rights Agreement, dated as of October 11, 2024 (as it may be amended from time to time, the “Rights Agreement”), by and between the Company and Equiniti Trust Company, LLC, as rights agent (or any successor rights agent, the “Rights Agent”).

In general terms, the Rights Agreement imposes significant dilution upon any person or group (other than the Company or certain related persons) that is or becomes the beneficial owner of 15% (the “Triggering Percentage”) or more of the Company’s outstanding Common Stock without the prior approval of the Board. A person or group that becomes the beneficial owner of the Triggering Percentage or more is called an “Acquiring Person.” Any Rights held by an Acquiring Person will be null and void and may not be exercised. Shareholders that beneficially own the Triggering Percentage or more of the Company’s outstanding Common Stock on the date the plan is adopted, are not considered Acquiring Persons; however, such shareholders generally may not acquire, or obtain the right to acquire, beneficial ownership of one or more additional shares of the Company’s outstanding Common Stock. The term “beneficial ownership” is defined in the Rights Agreement and includes, among other things, certain securities that may be exercised or converted into shares of Common Stock and certain derivative arrangements.

No person that, together with all its affiliates and associates, is the beneficial owner of Common Stock representing less than 20% of the Common Stock then-outstanding, and that is entitled to file, and files, a statement on Schedule 13G (“Schedule 13G”) pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to such holdings (but, for the avoidance of doubt, not any person who files on Schedule 13G pursuant to any other provision of Rule 13d-1) (a “13G Investor”), shall be deemed to be an “Acquiring Person”; provided, that a 13G Investor may lose its status as such in the circumstances specified in the Rights Agreement.

A summary of the terms of the Rights Agreement follows:

The Rights. Each Right initially entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $30.50, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Exercisability. Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of:

(i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an Acquiring Person, subject to certain exceptions, or

(ii) the close of business on the tenth business day after the date that a tender offer or exchange offer is first published or sent or given by any person or group of affiliated or associated persons, the consummation of which would result in such person or group becoming an Acquiring Person.

The date the Rights become exercisable is referred to as the “Distribution Date.” With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the earlier of the Distribution Date and the Expiration Date (as defined below), the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates (as defined below). With respect to book entry shares of Common Stock outstanding as of the Record Date, until the earlier of the Distribution Date and the Expiration Date, the Rights will be evidenced by the book entry account system that evidences record ownership of such shares. Until the earlier of the Distribution Date and the Expiration Date, the transfer of any shares of Common Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such Rights Certificates alone will evidence the Rights, subject to certain adjustments. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates and the Rights shall be transferable separately from the Common Stock.

Flip-In Event. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will, following the Distribution Date, have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.

Flip-Over Event. In the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof, which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the Exercise Price of the Right.

Expiration. The Rights are not exercisable until the Distribution Date. The Rights will expire prior to the earliest of (i) the close of business on October 11, 2025, or such later date as may be established by the Board prior to the expiration of the Rights; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Exchange. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of the time that the Company is acquired in a merger or other business combination transaction, 50% or more of the consolidated assets or earning power are sold or the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange all or part of the Rights (other than Rights beneficially owned by such Acquiring Person and certain transferees thereof which will have become null and void) for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent voting rights, powers, designations, preferences and relative, participating, optional or other special rights), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption. At any time before the Distribution Date, the Board may authorize the redemption of the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”), payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

Amendments. For so long as the Rights are redeemable, the Company may from time to time in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. At any time when the Rights are not redeemable, the Company may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provisions of the Rights Agreement, (iii) shorten or lengthen any time period in the Rights Agreement or (iv) otherwise change, amend or supplement any provision that the Company may deem necessary or desirable. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would, among other things, adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).

Qualifying Offer. In the event the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Company does not redeem the outstanding Rights, the Company may exempt such Qualifying Offer from the Rights Agreement, or call a special meeting of shareholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 calendar days of the commencement of the Qualifying Offer (the “Board Evaluation Period”). The holders of record of 20% or more of the outstanding Common Stock (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer) may submit a written demand directing the Board to submit a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 90 calendar days following the last day of the Board Evaluation Period (the “Special Meeting Period”). The Board must take the necessary actions to cause such resolution to be submitted to a vote of shareholders at a special meeting within the Special Meeting Period; however, the Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board’s fiduciary duties.

Ranking. Subject to the rights of the holders of any shares of any series of preferred stock ranking prior and superior to the Preferred Stock with respect to dividends, each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock, subject to adjustment as described in the Rights Agreement. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1,000.00 per share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These Rights are protected by customary anti-dilution provisions.

In connection with the adoption of the Rights Agreement, the Company has filed Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (the “Articles of Amendment”). The Articles of Amendment were filed with the Secretary of State of Indiana on October 11, 2024.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1. The Articles of Amendment are attached hereto as Exhibit 3.1 and are incorporated herein by reference. The description of the Articles of Amendment herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 3.1.

Item 2. Exhibits.

3.1
Articles of Amendment to Amended & Restated Articles of Incorporation of Vera Bradley, Inc., dated October 11, 2024 (incorporated by reference to Exhibit 3.1 of Vera Bradley, Inc.’s Current Report on Form 8-K filed October 11, 2024)

4.1
Rights Agreement, dated as of October 11, 2024, by and between Vera Bradley, Inc. and Equiniti Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Vera Bradley, Inc.’s Current Report on Form 8-K filed October 11, 2024)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

VERA BRADLEY, INC.

Date: October 11, 2024 By: /s/ Mark C. Dely
Mark C. Dely
Chief Administrative Officer